March 30, 2011

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Kathleen Collins

Re:                             Adobe Systems Incorporated
Form 10-K for the Fiscal Year Ended December 3, 2010
Filed January 27, 2011
File No. 000-15175

Ladies and Gentlemen:

On behalf of Adobe Systems Incorporated (“Adobe” or “we”), this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 18, 2011 with respect to our Annual Report on Form 10-K for the fiscal year ended December 3, 2010 (the “Report”), filed on January 27, 2011. The numbering of the paragraphs below corresponds to the numbering of the comments, which for the Staff’s convenience, have been incorporated into this response letter.

Form 10-K for the Fiscal Year Ended December 3, 2010

Critical Accounting Policies and Estimates

Accounting for Income Taxes, page 61

1.                                We reissue part of our prior comment 1 to tell us if certain countries had a significant impact on your effective tax rate. If so, then tell us how you considered disclosing this information, given that foreign jurisdictions had a significant impact on your effective tax rate.

We respectfully advise the Staff that we have reconsidered our intention, if certain countries had a significant impact on our effective tax rate, to disclose those foreign jurisdictions.  We advise the Staff that historically material changes in our effective tax rate are generally due to discrete items and not due to changes in tax rates themselves. Our mix of foreign and domestic revenue has also remained relatively consistent over the periods presented. Additionally, as disclosed on page 106 in Note 10 Income Taxes, to our consolidated financial statements in our Report, we disclose the cumulative amount of earnings of foreign subsidiaries upon which U.S. income taxes have not been provided as well as the unrecognized deferred tax liability associated with these earnings. As such, further disclosure was not included in prior filings.

As additional background information on our current trading structure, Adobe has utilized its foreign subsidiaries to sell its software to territories outside of North America since 1999.  As noted in our prior periodic filings, the Internal Revenue Service (“IRS”) has reviewed our trading structure through the course of multiple audits since implementation of this structure and each such review has been satisfactorily closed. As noted in our prior comment response, we have not entered into any advanced pricing agreements nor any other agreement with the IRS with regard to foreign jurisdictions.

In future quarterly filings on Form 10-Q, we will slightly modify our current risk factor titled Changes in, or interpretations of, tax rules and regulations may adversely affect our effective tax rate as disclosed in our Report, and effective with our Annual Report on Form 10-K for fiscal 2011, we will include additional disclosures in our Critical Accounting Policies and Estimates under the sub-heading Accounting for Income Taxes. The additional disclosures will be as follows:

“We are a United States-based multinational company subject to tax in multiple U.S. and foreign tax jurisdictions. A significant portion of our foreign earnings for the current fiscal year were earned by our Irish subsidiaries. In addition to providing for U.S. income taxes on earnings from the U.S., we provide for U.S. income taxes on the earnings of foreign subsidiaries unless the subsidiaries’ earnings are considered permanently reinvested outside the U.S. While we do not anticipate changing our intention regarding permanently reinvested earnings, if certain foreign earnings previously treated as permanently reinvested are repatriated, the related U.S. tax liability may be reduced by any foreign income taxes paid on these earnings.

Our income tax expense has differed from the tax computed at the U.S. federal statutory income tax rate due primarily to discrete items and to earnings considered as permanently reinvested in foreign operations. Our future effective tax rates could be unfavorably affected by changes in the tax rates in jurisdictions where our income is earned, by changes in, or our interpretation of, tax rules and regulations in the jurisdictions in which we do business, by unanticipated decreases in the amount of earnings in countries with low statutory tax rates, by lapses of the availability of the U.S. research and development tax credit, or by changes in the valuation of our deferred tax assets and liabilities.”

In addition, we also intend to disclose in the income tax discussion included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, in future quarterly filings on Form 10-Q, disclosure similar to the first paragraph of the above additional disclosure as follows:

“We are a United States-based multinational company subject to tax in multiple U.S. and foreign tax jurisdictions. A significant portion of our foreign earnings for the current fiscal year were earned by our Irish subsidiaries. In addition to providing for U.S. income taxes on earnings from the U.S., we provide for U.S. income taxes on the earnings of foreign subsidiaries unless the subsidiaries’ earnings are considered permanently reinvested outside the U.S.  While we do not anticipate changing our intention regarding permanently reinvested earnings, if certain foreign earnings previously treated as permanently reinvested are repatriated, the related U.S. tax liability may be reduced by any foreign income taxes paid on these earnings. Currently, there are a significant amount of foreign earnings upon which U.S. income taxes have not been provided.”

Lastly, we will enhance the current disclosure in our Income Taxes footnote, effective with our Annual Report on Form 10-K for fiscal 2011 as follows:

“We are a United States-based multinational company subject to tax in multiple U.S. and foreign tax jurisdictions. A significant portion of our foreign earnings for the current fiscal year were earned by our Irish subsidiaries. In addition to providing for U.S. income taxes on earnings from the U.S., we provide for U.S. income taxes on the earnings of foreign subsidiaries unless the subsidiaries’ earnings are considered permanently reinvested outside the U.S. While we do not anticipate changing our intention regarding permanently reinvested earnings, if certain foreign earnings previously treated as permanently reinvested are repatriated, the related U.S. tax liability may be reduced by any foreign income taxes paid on these earnings. As of December 2, 2011, the cumulative amount of earnings upon which U.S. income taxes have not been provided is approximately $X.X billion. The unrecognized deferred tax liability for these earnings is approximately $XXX.X million.”

Liquidity and Capital Resources, page 72

2.                                      We note your response to prior comment 2 and your liquidity discussion on page 75. We continue to believe you should consider providing enhanced liquidity disclosure of the amount of cash and investments held by foreign subsidiaries that would be subject to the potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries. In this respect, this disclosure would illustrate that some investments are not presently available to fund domestic operations and obligations without paying a significant amount of taxes upon their repatriation. In your response, please quantify the amount of cash and investments held by foreign subsidiaries in the countries to which you intend to permanently reinvest earnings.

We respectfully advise the Staff that we did consider whether to provide enhanced liquidity disclosure of the amount of cash and investments currently held outside of the United States that would be subject to the potential impact associated with the repatriation of undistributed earnings of foreign subsidiaries, but we believe disclosure of the amount of cash and investments held by our foreign subsidiaries at the end of each reporting period could be misleading to the reader of our financial statements. We have many significant recurring and non-recurring cash flows between our domestic and offshore entities and although they are governed by intercompany agreements when required, the timing and amount of cash flows to settle these intercompany balances, and therefore the ending domestic and international cash and investment balances can fluctuate significantly and could potentially be misleading to the reader.  These ending balances have no direct correlation to the amount of cash held by foreign subsidiaries that is subject to tax upon repatriation.   In addition, a portion of this cash balance relates to cash generated from foreign earnings for which U.S. tax has previously been provided and is recorded as a tax liability in our Consolidated Balance Sheet.    We have also disclosed on page 106 in Note 10 Income Taxes, to our consolidated financial statements in our Report, the amount of foreign earnings that have previously been treated as permanently reinvested and the amount of tax liability that could result if we were to repatriate all of these foreign earnings.

Further, we advise the Staff that domestic liquidity is managed closely and can be adjusted operationally should the need arise.  These operational liquidity levers include a large share repurchase plan, the implementation of which is in management’s discretion and is managed within excess liquidity parameters.  During the last three fiscal years, we have spent approximately $1.8 billion of domestic excess liquidity on share repurchase programs.  Other operational levers include our $1 billion revolving credit line which is currently undrawn and remains available for use.

Based on the foregoing, further disclosure of the amount of cash and investments held by foreign subsidiaries that would be subject to the potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries was not included in our prior filings. However, in future quarterly filings on Form 10-Q, we do intend to include a disclosure similar to the following in Liquidity and Capital Resources:

“A majority of our cash and investments are held by our foreign subsidiaries. Our intent is to permanently reinvest a significant portion of our earnings from foreign operations, and current plans do not anticipate that we will need funds generated from foreign operations to fund our domestic operations. In the event funds from foreign operations are needed to fund operations in the United States and if U.S. tax has not already been previously provided, we would be required to accrue and pay additional U.S. taxes in order to repatriate these funds.”

*      *      *

Adobe further acknowledges that:

•                  Adobe is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Adobe may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (408) 536-6000 with any questions regarding the above.

Sincerely,

ADOBE SYSTEMS INCORPORATED

By:	/s/ MARK GARRETT
Mark Garrett
Executive Vice President and Chief Financial Officer

Cc:	Shantanu Narayen (Adobe Systems Incorporated)
Karen Cottle (Adobe Systems Incorporated)
Rich Rowley (Adobe Systems Incorporated)
Tracy Hanson (Adobe Systems Incorporated)
Justin Judd (Adobe Systems Incorporated)